As filed with the Securities and Exchange Commission on November 19, 2008

Registration No. 333-155209

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SKYTERRA COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	23-2368845
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

10802 Parkridge Boulevard

Reston, VA 20191

703-390-1899

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Randy Segal

Senior Vice President, General Counsel and Secretary

SkyTerra Communications, Inc.

10802 Parkridge Boulevard

Reston, VA 20191

703-390-1899

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Gregory A. Fernicola, Esq.

Michael J. Zeidel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

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If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

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Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

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THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to Registration Statement No. 333-155209 of SkyTerra Communications, Inc. on Form S-3 is to specifically incorporate by reference the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, which was filed by SkyTerra Communications, Inc. with the Securities and Exchange Commission on November 10, 2008.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 19, 2008

SKYTERRA COMMUNICATIONS, INC.

6,926,002 Shares

Voting Common Stock

This prospectus relates to the possible offer and sale from time to time by certain selling stockholders identified in this prospectus of up to 6,926,002 shares of our voting common stock, par value $0.01 per share (the “Voting Common Stock”), and such indeterminate number of shares of Voting Common Stock as may be issuable with respect thereto as a result of stock splits, stock dividends or similar transactions. The shares of our Voting Common Stock are being registered pursuant to registration rights agreements with the selling stockholders.

The selling stockholders will receive all of the proceeds from any sales pursuant to this prospectus. We will not receive any of the proceeds, but we will incur expenses in connection with the offering.

The selling stockholders may sell the shares of Voting Common Stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the Voting Common Stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares.

You should read this prospectus and any accompanying prospectus supplement carefully before you make your investment decision. The applicable prospectus supplement will describe, among other things, the means of distribution for any shares of our Voting Common Stock sold.

Our Voting Common Stock is traded on the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “SKYT.” On November 17, 2008, the closing bid price of our Voting Common Stock as reported on the OTC Bulletin Board was $2.55 per share.

An investment in our Voting Common Stock involves significant risks. You should consider carefully the risk factors included in this prospectus beginning on page 4 as well as those incorporated by reference into this prospectus and included in any prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The securities are not being offered in any jurisdiction where the offer is not permitted.

The date of this prospectus is November     , 2008.

About This Prospectus

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. Under this shelf process, the selling stockholders may from time to time sell the shares of Voting Common Stock described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the Voting Common Stock that the selling stockholders may offer. Each time one of the selling stockholders sells Voting Common Stock pursuant to this prospectus, we will, if required, provide you with a prospectus supplement containing specific information about such selling stockholder, the terms of the offering and the means of distribution. A prospectus supplement may include other special considerations applicable to such offering of Voting Common Stock. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You should rely only on information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto. SkyTerra Communications, Inc. has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. SkyTerra Communications, Inc. is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that are incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve risks and uncertainties, including statements regarding our capital needs, business strategy, expectations and intentions. We urge you to consider that statements that use the terms “believe,” “do not believe,” “anticipate,” “expect,” “plan,” “estimate,” “strive,” “intend” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and because our business is subject to numerous risks, uncertainties and risk factors, including the Section entitled “Risk Factors” set forth herein, our actual results could differ materially from those anticipated in the forward-looking statements, including those set forth in our Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Form 10-K/A filed with the SEC on April 29, 2008, and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008, and elsewhere in this prospectus and the documents that are incorporated by reference herein. Actual results will most likely differ from those reflected in these statements, and the differences could be substantial. We disclaim any obligation to update these statements, or disclose any difference between our actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

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THE COMPANY

This summary highlights information contained elsewhere or incorporated by reference in this document. You should read this entire document carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this document or incorporated by reference herein. Unless otherwise indicated or the context requires otherwise, the terms “SkyTerra,” the “Company,” “we,” “us” and “our” refer to SkyTerra Communications, Inc., together with its subsidiaries. Unless otherwise stated, references to “our satellites,” “our spectrum,” “our authorizations,” “our network” and similar references refer to the satellites, spectrum, authorizations and networks of Mobile Satellite Ventures LP (“MSV”) and Mobile Satellite Ventures (Canada) Inc. (“MSV Canada”).

Our operating and development activity is performed through our 99.3% owned consolidated subsidiary MSV. We currently offer a range of mobile satellite services using two geostationary satellites that support the delivery of data, voice, fax and dispatch radio services. MSV and MSV Canada, a consolidated variable interest entity, are licensed by the United States and Canadian governments, respectively, to operate both current and next generation satellite systems in the 1.5-1.6 GHz frequency band (the “L-band”) spectrum, which MSV and MSV Canada have coordinated for their use. MSV holds an ancillary terrestrial component (“ATC”) authorization, that will allow operation of a satellite/terrestrial hybrid network in the United States. Deployment of an ATC network has not yet begun, and development is in process. Our spectrum footprint covers a total population of nearly 330 million.

We are developing a next generation integrated satellite and terrestrial communications network to provide ubiquitous wireless broadband services, including internet access and voice services, in the United States and Canada. As part of this network, we plan to allocate spectrum between satellite and terrestrial service. Using an all-IP, open architecture, we believe our network will provide significant advantages over existing wireless networks. Such potential advantages include higher data speeds, lower costs per bit and flexibility to support a range of custom IP applications and services. We were the first mobile satellite communications services provider to receive a license to operate an ATC network from the Federal Communications Commission (the “FCC”). The ATC licenses permit the use of our L-band satellite frequencies, in a complementary tower based network, in the operation of an advanced, integrated network capable of providing wireless broadband on a fixed, portable and fully mobile basis. We plan to launch two new satellites that will serve as the core of this new network. The launch window for MSV-1 is expected to open in the fourth quarter of 2009, and continue through the first quarter of 2010. The launch of MSV-1 is currently expected to occur in the first quarter of 2010. The launch of MSV-2 is currently expected to occur in the second half of 2010.

Our principal executive offices are located at 10802 Parkridge Boulevard, Reston, VA 20191, and our telephone number is (703) 390-1899.

RISK FACTORS

You should carefully consider the risk factors related to our Voting Common Stock included in this prospectus or incorporated by reference herein. The risks and uncertainties described herein or therein are not the only ones we and our principal business face. Additional risks and uncertainties not presently known to us may also impair our operations and business, and in particular MSV. If we do not successfully address any of the risks described herein or therein, there could be a material adverse effect on our financial condition, operating results and business, and the trading price of our Voting Common Stock may decline. We can provide no assurance that we will successfully address these risks.

Risks Associated with our Next Generation Business Plan

If we fail to obtain additional financing necessary to develop and construct our next generation integrated network on a timely basis, or if our current financing sources do not provide the Company with previously committed funding and we are unable to obtain alternative financing, we may not be able to continue as a going concern.

The remaining cost of carrying out our business plan will be significant, and is significantly more than our currently available and committed resources. Our cost could be greater than our current estimates. For example, if we elect to defer payments under our satellite construction contract, and/or if we exercise certain options to buy additional satellites or other equipment or services, our costs for the satellite component of our network will increase, possibly significantly. The cost to develop devices could be greater, perhaps significantly, than our current estimates, depending on our ability to attract distribution partners in both the satellite and terrestrial spaces.

In addition, we will require significant funds to construct the terrestrial component of our integrated network. We plan to pursue, with a partner, a top 50 market terrestrial footprint and have estimated that the total deployment of the terrestrial portion of our network could be a multi-billion dollar undertaking depending on the implementation of air interface technology, the scope of the terrestrial build within each market and the targeted service offering (limited mobile, portable or fully mobile). The cost to build the terrestrial component of the network could be greater, perhaps significantly, than our current estimates, depending on changing costs of supplies, market conditions, and other factors over which we will have no control.

Our projections assume that a portion of the remaining costs associated with constructing the satellite and terrestrial components of our next generation integrated network will be borne in part by one or more technology and strategic partners. If we are not able to enter into agreements with third parties to cover such costs, or if such funding sources are not able to cover such costs, our funding requirements will be significantly greater than we currently anticipate. We have not entered into any such agreements, and entering into such agreements in the future is not assured.

In addition, a delay in the implementation of a satellite air interface technology could result in a reduction in our near-term revenue projections, which would increase our overall financing need. Likewise, implementation of an air interface technology that is not consistent with the strategic plans of potential telecommunications partners could adversely affect our ability to attract strategic capital and partnerships.

Pursuant to the Securities Purchase Agreement between us, MSV, Mobile Satellite Ventures Finance Co. and Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (collectively with their affiliates, “Harbinger”) dated as of July 24, 2008 (the “Securities Purchase Agreement”), Harbinger agreed to purchase up to $500 million in aggregate principal amount of the 16% Senior Unsecured Notes to fund the Company’s business plan through the third quarter of 2010. The 16% Senior Unsecured Notes will be issued to Harbinger in four tranches of $150.0 million, $175.0 million, $75.0 million and $100.0 million on January 6, 2009, April 1, 2009, July 1, 2009, and January 4, 2010, respectively. Under the Securities Purchase Agreement, we are required to satisfy certain conditions to funding prior to each funding date, including material compliance with our covenants under the Master Contribution and Support Agreement between us, MSV Mobile Satellite Ventures Subsidiary LLC and Harbinger dated as of July 24, 2008 (the “Master Agreement”), the absence of a material adverse effect (as defined in the Securities Purchase Agreement) and the accuracy of the representations and warranties made by us in the Securities Purchase Agreement. If we fail to satisfy any condition to funding, Harbinger will not be obligated to purchase the 16% Senior Unsecured Notes.

The U.S. and worldwide financial markets have recently experienced unprecedented volatility, particularly in the financial services sector. No assurance can be given that Harbinger will satisfy its funding commitments under the Securities Purchase Agreement in a timely manner, or at all. If Harbinger does not satisfy its funding commitments, we may be unable to find alternative financing sources, particularly in light of the current turmoil in the U.S. and worldwide financial markets.

The terms of our current indebtedness and the Securities Purchase Agreement include significant limitations on additional debt, including amount, terms, access to security, duration, among other factors, and impose limitations on the structure of strategic transactions. In addition, the Master Agreement prohibits, without the prior written consent of Harbinger, our issuance of Common Stock or securities to acquire our Common Stock in excess of five million shares, other than pursuant to our employee benefit plans, and our incurrence of indebtedness greater than $1.66 billion, excluding the 16% Senior Unsecured Notes and financing any debt with respect to the period after March 31, 2010.

In addition to the contractual limitations described above, there currently is little trading in shares of our common stock, which limits our ability to raise funding through public equity issuances. The recent turmoil in global credit markets and the weakening global economy could negatively impact our ability to access the capital markets and fund our operations if Harbinger does not purchase the 16% Senior Unsecured Notes. In addition, we may not be able to sell our 11.1% ownership stake in TerreStar Networks Inc., which represents a potential source of capital.

If we fail to obtain necessary additional financing on a timely basis, or if our current financing sources do not provide the Company with previously committed funding, our satellite construction, launch, or other events necessary to conduct our business could be materially delayed, or our costs could materially increase; we could default on our commitments to our satellite construction or launch contractors, creditors or other third parties, leading to termination of construction or inability to launch our satellites; we may not be able to launch our next generation integrated network as planned and may have to discontinue operations or seek a purchaser for our satellite business or assets. MSV could lose its FCC or Industry Canada licenses or its international rights if it fails to achieve required performance milestones. We may not be able to continue as a going concern if we fail to receive previously committed funding and we are unable to obtain alternative financing or if we fail to obtain additional necessary financing on a timely basis.

Our substantial debt obligations could impair our liquidity and financial condition.

We are a highly leveraged company. At September 30, 2008, we had $807.3 million of long-term debt. We have also entered into a Securities Purchase Agreement with Harbinger to sell up to $500 million of 16.0% Senior Unsecured Notes due 2013 (the “Additional Harbinger Notes”) to be issued in four installments beginning on January 6, 2009. Our ability to make payments on our debt and to fund operations and significant planned capital expenditures will depend on our ability to generate cash in the future. During the six months ended June 30, 2008 net cash used in operations was $21.2 million and capital expenditures were $163.9 million.

Our substantial indebtedness and debt service obligations could have important consequences, including the following:

•	limiting our ability to borrow money or sell stock to fund working capital, capital expenditures, debt service requirements or other purposes;

•	making it more difficult for us to make payments on our indebtedness;

•	increasing our vulnerability to general economic and industry conditions;

•

limiting our flexibility in planning for, or reacting to, changes in our business or the industry; reducing the amount of cash available for other purposes by requiring us to dedicate a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness; and

•	placing us at a competitive disadvantage to many of our competitors who are less leveraged than we are.

In March 2006, MSV issued Senior Secured Discount Notes with an aggregate principal amount of $750 million at maturity, and generated gross proceeds of $436 million. Interest on the notes will accrete from the issue date at a rate of 14.0% per annum, until they reach full principal amount at April 1, 2010 (the “Senior Secured Discount Notes”). Following April 1, 2010, interest will be payable semi-annually in arrears in cash at a rate of 14% per annum, with the first such payment being due on October 1, 2010. The Senior Secured Discount Notes will mature on April 1, 2013. The Senior Secured Discount Notes are secured by substantially all of our and our subsidiaries’ assets.

In January 2008, MSV issued notes to Harbinger, in an aggregate principal amount of $150 million (the “Harbinger Notes”). The Harbinger Notes bear interest at a rate of 16.5%, payable in cash or in-kind, at MSV’s option until December 15, 2011, and thereafter payable in cash. The Harbinger Notes mature on May 1, 2013.

On July 24, 2008, we agreed to issue to Harbinger up to $500.0 million aggregate principal amount of the Additional Harbinger Notes in four tranches of $150.0 million, $175.0 million, $75.0 million and $100.0 million on January 6, 2009, April 1, 2009, July 1, 2009, and January 4, 2010, respectively. The Notes will bear interest at a rate of 16.0% per annum, payable in cash or in-kind, at MSV LP’s and MSV Finance Co.’s option until January 1, 2011, and thereafter payable in cash. If we are not able to amend our certificate of incorporation prior to the second issuance of the Additional Harbinger Notes to increase the authorized shares of our Voting Common Stock and non-voting common stock, par value $0.01 per share (“Non-Voting Common Stock”), to accommodate in full the exercise of warrants issued concurrently with the Additional Harbinger Notes for shares of our common stock, the annual interest rate on the Additional Harbinger Notes could increase up to 17%. The Notes will mature on July 1, 2013.

In addition, under our amended agreement with Boeing Satellite Systems, Inc. (“BSS”), if we elect to maximize construction payment deferrals we would be obligated to repay approximately $119.1 million associated with such deferrals the earlier of December 20, 2010 or 10 days before shipment of the MSV-2 satellite for launch, currently planned for the second half of 2010.

If we are successful in raising additional financing, a significant portion of future financing may consist of debt securities. As a result, we may be even more highly leveraged. If additional funds are raised through the incurrence of indebtedness, we may incur significant interest charges and become subject to various restrictions and covenants that could limit our ability to respond to market conditions, provide for unanticipated capital investments or take advantage of business opportunities.

The market for our planned service is new and unproven and the success of our next generation business will depend on market acceptance.

Other than satellite radio, we are not aware of any integrated (i.e., combined satellite and terrestrial) wireless service in commercial operation. Neither we, nor any other company, have developed an integrated next generation network. Our business plan contemplates that a significant portion of our revenues will be derived from strategic partners. To date, neither we nor MSV have entered into any strategic partnerships with respect to distribution of our next generation integrated network. As a result, we can estimate only with a partial level of certainty the potential demand for such services and the degree to which we will meet that demand. Furthermore, there may not be sufficient demand to enable MSV, or additional costs that do not allow MSV, to earn sufficient revenues, achieve sufficient cash flow or record a profit. Among other things, end user acceptance of our next generation integrated service will depend upon:

•	whether we provide integrated wireless services consistent with market demand;

•	the relative attractiveness of our service offerings to our anticipated partners;

•	the cost and availability of user equipment whose form factor is little different from standard wireless devices, but incorporates the new technology required to operate on our network;

•	federal, state, local and international regulations affecting the operation of satellite networks and wireless systems;

•	whether competitors develop new and alternative next generation technologies; and

•	general and local economic conditions.

If we cannot gain market acceptance for our planned products and services, our business will be significantly harmed. We have made, and will continue to make, significant capital investments to generate demand for MSV’s services. Accordingly, any material miscalculation with respect to our operating strategy or business plan will harm our business.

We will depend on one or more third parties to incorporate our next generation technology into their consumer offerings, and such third parties may not be successful or effective in their use of our next generation technology.

We do not plan to manufacture or sell next generation end-user devices to consumers. The success of our network will depend on partnerships with third parties that incorporate our next generation technology into their service and product offerings. In particular, we will not produce next generation wireless devices for sale to wireless consumers but instead will need to work with our future, not yet identified partners and customers to apply our next generation technology to standard wireless devices that they in turn market. If these future partners are not successful in incorporating our next generation technology or marketing devices compatible with our network, our revenues would be less than expected, and our business would suffer.

We will depend on one or more third party contractors to construct the terrestrial base station component of our next generation integrated network.

We currently plan to contract with one or more third parties to construct the terrestrial component of our next generation integrated network. Our success in implementing our next generation integrated network and in penetrating our targeted vertical markets will depend, to a large extent, on the efforts of these third party vendors.

The development and rollout of the terrestrial network by these third parties may be subject to unforeseen delays, cost overruns, regulatory changes, engineering and technological changes and other factors, some of which may be outside of our control. If we are not able to enter into contracting relationships and construct the terrestrial component of our next generation integrated network, we may not be able to implement our business plan.

Failure to develop and supply end-user devices to customers in a timely manner will negatively impact our revenues.

We will rely on third party manufacturers and their distributors to manufacture and distribute next generation devices. Next generation devices are not yet available, and we and third party vendors may be unable to develop and produce enough affordable next generation devices in a timely manner to permit the widespread introduction of service. If we, our customers or our manufacturers fail to develop devices that are available for timely commercial sale at affordable prices, the launch of our next generation service would be delayed, our revenues would be less than expected, and our business would suffer. Furthermore, progress by these third-parties may be hindered by our strategic decisions or determinations to delay selections, with respect to technologies for various aspects of the network and end-user products, some of which may depend upon or be modified based on strategic partnerships that have not yet been entered into. Delays in those decisions will have a direct impact on the time to market for our next-generation services, our transition plans for current customers and our revenues.

Our current customers may migrate away from our service in advance of our termination of existing service. Our current customers may not migrate to our next generation devices and services.

To fully transition to our next generation services, all current revenue generating services may terminate in the future. We currently expect all current revenue generating services to terminate in 2011. We may modify this expectation to an earlier date, or later date, in the future. In advance of termination of current services, our customers may migrate away from our current and future services. Upon termination of service our customers will be forced to select new services, including our next generation services. There is no assurance that our next generation services will be selected by our customers.

Our integrated wireless network will depend on the development and integration of complex technologies in a satellite configuration that might not work.

Our next generation integrated network will require new applications of existing technology, complex integration of different technologies and the development of new technologies. We will have to integrate a number of sophisticated satellite and other wireless technologies that typically have not been integrated in the past, and some of which are not yet fully developed, before we can begin offering our next generation service. In order for our service to be received by traditional consumer devices, additional components and software will need to be added to such devices to adjust for the L-band frequencies as well as satellite communications. Although we intend to test the components of our next generation integrated network, we cannot confirm the ability of the system to function until we have deployed a substantial portion of our next generation integrated network.

There could also be delays in the planned development, integration and operation of the components of our next generation integrated network. If the technological integration of our next generation integrated network is not completed in a timely and effective manner, our business would be harmed. In our next generation integrated network, we will seek to develop and deploy network management techniques so that mobile devices used on our network will be able to seamlessly transition between satellite mode and terrestrial mode. MSV has stated that it intends to develop such techniques primarily by adapting existing techniques used in PCS/cellular systems and digital/analog systems. However, such techniques have not been deployed before in a combined satellite/terrestrial two-way mobile communications system, and there can be no assurances that we will be successful in developing such techniques or deploying them in its next generation integrated network in a cost effective or timely manner. If we are not able to develop or deploy such techniques, mobile devices used on our network may not be able to seamlessly transition between satellite and terrestrial modes, and this may make our next generation integrated network less attractive to potential partners and end-user customers.

Our next generation satellites are subject to possible construction and delivery delays, the occurrence of which could materially and adversely affect our business.

Our next generation satellites are subject to possible construction and delivery delays. The manufacture of such satellites is technically complex, and delays could result from a variety of causes. Such causes could include failure of third-party vendors to perform as anticipated and changes in the technical specifications of the satellite, including increases in weight or mass that could limit our ability to utilize our primary launch alternative resulting in delays if our alternative provider does not have schedule availability during our desired launch window. Alternatively, such changes to technical specifications could limit our ability to move to an alternate launch provider if our primary provider experiences material schedule delays.

There can be no assurance that delivery of our next generation satellites will be timely, which may hinder the introduction of our planned next generation integrated network. Any delay could also make it more difficult for us to secure desired distribution partnerships.

During any period of delay, we would continue to have significant cash requirements that could materially increase the aggregate amount of funding MSV needs. We may not be able to obtain additional financing on favorable terms, or at all, during periods of delay. A delay could also require rescheduling of the anticipated launch date, and another launch slot may not be available within a reasonable period of time. In addition, a delay in satellite system operations could also result in revocation of our regulatory approvals and our international rights.

Our satellites could be damaged or destroyed during launch or deployment, fail to achieve their designated orbital location after launch or experience significant launch delays.

A percentage of satellites never become operational because of, among other factors, launch failure, satellite destruction or damage during launch, improper orbital placement and/or the failure of antennas to fully deploy. Launch failure rates vary depending on the particular launch vehicle and contractor. Even launch vehicles with good track records experience some launch failures, and there can be no assurance that we will be able to launch our satellites on vehicles with higher success rates. If one or more launches or deployments fail, we will suffer significant delays that will be damaging to our business, we will incur significant additional costs associated with the failed launches, and our revenue generating activities will be delayed. We cannot assure you that our satellite launches or deployments will be successful. The deployment of large antennas, such as the antennas on our next generation satellites, which are larger than most commercial satellites, pose additional risks during deployment. Even if launched into orbit, a satellite may fail to enter into its designated orbital location, or we may use more fuel than planned to place a satellite into its orbital location and, as a result, may reduce the overall useful life of the satellite. In addition, a delay in satellite system operations could also result in revocation of our regulatory approvals and our international rights.

Satellites have a limited useful life and premature failure of our satellites could damage our business.

During and after their launch, all satellites are subject to equipment failures, malfunctions and other problems. If one of our satellites were to fail prematurely, it likely would affect the quality of our service, substantially delay the commencement or interrupt the continuation of our service and harm our business and could impact our licenses. This harm to our business would continue until we either extend service to our customers on another satellite or build and launch additional satellites. Each of the MSAT-1 and MSAT-2 satellites has in the past experienced malfunctions and neither operates at full capacity. Our satellites could experience future malfunctions at any time, which could damage their ability to serve our customers, harm our reputation in the marketplace, reduce the expected useful life of the satellites and possibly adversely affect our government approvals. There can be no assurance that our existing satellites will remain operational until such time as we launch our next generation satellites. Any gap could have a material adverse effect on our business and could result in the loss of licenses.

Our ability to generate revenue depends on the lives of our existing and next generation satellites. Each satellite has a limited useful life. A number of factors could decrease the useful lives of our satellites to less than what is currently expected, including, without limitation:

•	defects in construction;

•	faster than expected degradation of solar panels;

•	durability of component parts;

•	loss of fuel on board;

•	higher than anticipated use of fuel to maintain the satellite’s orbital location or higher than anticipated use of fuel during orbit raising following launch;

•	random failure of satellite components that are not protected by back-up units;

•	electromagnetic storms; and

•	collisions with other objects in space.

Limitations on our spectrum and services are included in current arrangements with partners and further limitations may be included in future arrangements with these and other partners.

Our arrangements with partners may constrain the quantity and type of current-generation devices that can be supported in the future. As a result, our current customers could be forced to transition to next-generation devices or terminate service with us, negatively impacting our revenues. Our arrangements with partners may place limits on the amount of spectrum available for next-generation satellite services that may negatively impact our revenues. Interference standards and frequency plans that could result from future arrangements with partners could adversely impact capacity on our next generation satellites, negatively impacting our revenues.

Damage to our satellites may not be fully covered by insurance.

We intend to purchase launch and in-orbit insurance policies for our next generation satellites from global space insurance underwriters. If certain material adverse changes in market conditions for full in-orbit insurance were to make it commercially unreasonable for us to maintain full in-orbit insurance, we could forego such insurance. Other adverse changes in insurance market conditions may substantially increase the premiums we will have to pay for such insurance or may preclude us from fully insuring its loss. If the launch of our next generation satellite system is a total or partial failure, our insurance may not fully cover our losses, and these failures may also cause insurers to include additional exclusions in our insurance policies when they come up for renewal. There can be no assurance that additional financing will be available to construct, launch and insure a replacement satellite or, if available, will be available on terms favorable to us. We do not expect to buy insurance to cover, and would not have protection against, business interruption, loss of business or similar losses. Also, any insurance we obtain will likely contain certain customary exclusions and material change conditions that would limit our coverage. We do not have insurance with respect to the existing MSAT satellites.

Delays in deployment of our terrestrial network due to limited tower availability, local zoning approvals or adequate telecommunications transport capacity would negatively impact our revenues.

Our business strategy includes the deployment of a terrestrial network. Tower sites and authorizations in some desirable areas may be very costly and time intensive to obtain. If we are unable to obtain tower space, local zoning approvals or adequate telecommunications transport capacity to develop our network in a timely fashion, the launch of our next generation integrated network would be delayed, our revenues would be less than expected and our business would suffer.

Our planned terrestrial network or other ground facilities could be damaged by natural catastrophes or man-made disasters.

Since our planned terrestrial network will be attached to buildings, towers and other structures around the country, an earthquake, tornado, flood or other catastrophic event or other man-made disaster or vandalism could damage our network, interrupt our service and harm our business in the affected area. We will not have replacement or fully redundant facilities that can be used to assume the functions of our terrestrial network in the event of a catastrophic event. Any damage to our terrestrial network would likely result in degradation of our service for some subscribers and could result in complete loss of service in some affected areas. Temporary disruptions could also damage our reputation and the demand for our services.

We may be unable to achieve our business and financial objectives because the communications industry is highly competitive.

In seeking market acceptance for our next generation services, we will encounter competition from many sources, including:

•	existing satellite services from other operators;

•	conventional terrestrial wireless services;

•	traditional wireline voice and high-speed data offerings;

•	terrestrial land-mobile and fixed services; and

•	next generation integrated services that may be offered in the future by other networks operating in the S-band, L-band or Big LEO band.

The communications industry includes major domestic and international companies, many of which have financial, technical, marketing, sales, distribution and other resources substantially greater than we do and which provide a wider range of services than will be provided by us. While we have stated that we believe our services will be complementary to terrestrial wireless services, we may be adversely affected by competition from companies that provide services using existing wireless technologies.

We may also face competition from companies using new technologies and new integrated networks in the future. For instance, the FCC has authorized ICO Satellite Services G.P. (“ICO”) and TerreStar Networks Inc. to use radio frequencies for mobile satellite services within the S-band. Although these potential competitors currently have no operations in this band, they are planning to launch integrated networks similar to those envisioned by us. Through MSV’s subsidiary, ATC Technologies LLC, MSV has also granted TerreStar Corporation (“TerreStar”) a license to use MSV’s intellectual property for the development of TerreStar’s network. TerreStar has announced plans to launch an S-band satellite in June 2009 in advance of the estimated launches of MSV’s satellites, and ICO launched an S-band satellite in April 2008. Additionally, both TerreStar and ICO have submitted applications for ATC authority in 2007. Failure to offer next generation integrated services that compete effectively with potential competitors such as TerreStar and ICO would have an adverse impact on our revenues, profitability and liquidity. We will also face competition with respect to entering into strategic partnerships.

We and our partners must continue to identify, develop and market innovative products or enhance existing products on a timely basis to maintain our profit margins and our competitive position.

Our future growth may depend on our ability to gauge the direction of commercial and technological progress in key markets and on our ability to fund and successfully develop and market products. Our competitors may have access to technologies not available to us, which may enable them to provide communications services of greater interest to end users, or at a more competitive cost. We may not be able to develop new products or technology, either alone or with third parties, or license any additional necessary intellectual property rights from third parties on a commercially competitive basis. The satellite and wireless industries are both characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards. If we or our partners are unable to keep pace with these changes, our business may be unsuccessful. Products using new technologies, or emerging industry standards, could make our technologies obsolete. If we or our partners fail to keep pace with the evolving technological innovations in our markets on a competitive basis, our financial condition and results of operation could be adversely affected.

Demand for our services may not grow or be accepted in particular geographic markets, for particular types of services, or during particular time periods. A lack of demand could adversely affect our ability to sell our services, enter into strategic partnerships or develop and successfully market new services. In addition, demand patterns shift over time, and consumer preferences may not favor the services we plan to offer.

An economic downturn or changes in consumer spending could negatively affect our results of operations and our access to capital.

We expect the primary consumer of our next generation services will be customers of our distribution partners and customers within certain vertical markets (for example, public safety, fleet management and consumer telematics). In the event that the United States or Canada experience an economic downturn or spending by end customers drops, our business may be negatively affected.

We may not be able to protect our proprietary information and intellectual property rights, which could limit the growth of our business and impact our ability to compete.

As of August 1, 2008, MSV has filed more than 300 patent applications (each application being filed in the United States and in several countries abroad), is the owner of 90 issued U.S. and numerous foreign patents covering the fundamental principles of our next generation integrated technology. There is no assurance that the patents for which MSV has applied will be issued or, if issued, will be sufficient to fully protect our technology. In addition, there can be no assurance that any patents issued or licensed to MSV will not be challenged, invalidated or circumvented.

We also rely upon unpatented proprietary technology and other trade secrets. While it is our policy to enter into confidentiality agreements with employees and third parties to protect our proprietary expertise and other trade secrets, these agreements may not be enforceable, or, even if legally enforceable, we may not have adequate remedies for breaches of such agreements. The failure of our patents or confidentiality agreements to protect our proprietary technology or trade secrets could result in significantly lower revenues, reduced profit margins or loss of market share.

We may be unable to determine when third parties are using our intellectual property rights without our authorization. The undetected or unremedied use of our intellectual property rights or the legitimate development or acquisition of intellectual property similar to ours by third parties could reduce or eliminate any competitive advantage we have as a result of our intellectual property, adversely affecting our financial condition and results of operations.

If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in substantial costs and diversion of our resources and our management’s attention and could have material adverse effect on our financial condition and results of operations, regardless of the final outcome of such legal action. Despite our efforts to safeguard and maintain our intellectual property rights, there can be no assurance that we will be successful in doing so or that our competitors will not independently develop or patent technologies equivalent or superior to our technologies. A failure to protect, defend or enforce our intellectual property rights could have an adverse effect on our business, financial condition and results of operations. MSV has stated that it believes that third parties may infringe upon its intellectual property now and in the future.

Third parties may claim that our products or services infringe their intellectual property rights, which may cause us to pay unexpected litigation costs or damages, or prevent us from making, using, or selling our products.

Other parties may have patents or pending patent applications relating to integrated wireless technology that may later mature into patents. Although we do not intend to, we may infringe on the intellectual property rights of others. Such parties may bring suit against us for patent or other infringement of intellectual property rights. If our products or services are found to infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from those parties or substantially re-engineer our products or processes in order to avoid infringement.

We may not be able to obtain the necessary licenses on commercially reasonable terms, if at all, or be able to re-engineer our products successfully. Moreover, if we are found by a court of law to infringe or otherwise violate the intellectual property rights of others, we could be required to pay substantial damages or be enjoined from making, using, or selling the infringing products or technology. We could also be enjoined from making, using, or selling the allegedly infringing products or technology, pending the final outcome of the suit.

Our business could be harmed if we cannot attract and retain key personnel.

Our success depends, in large part, upon the continuing contributions of our key technical, marketing, sales and management personnel. We generally do not enter into employment agreements with our employees for fixed terms and do not maintain “key-executive” insurance on any of our employees. The loss of the services of several key employees within a short period of time could harm our business and our future prospects. Our future success will also depend on our ability to attract and retain additional management and technical personnel required in connection with the growth and development of our business. Competition for such personnel is intense, and if we fail to retain or attract such personnel our business could suffer. We have entered into arrangements with certain executives which provide for payments upon a change of control, as defined in those agreements.

Regulatory Risks Associated with Us

We may not be able to coordinate successfully with other L-band satellite system operators to access and use the full amount of L-band spectrum we currently believe we will be able to utilize.

We are required to coordinate the use of our satellites as part of the satellite registration process of the International Telecommunication Union (“ITU”). With respect to the primary frequencies used by commercial satellites, the ITU rules grant rights to member states (which are the national governments party to the ITU treaty) on a “first-in-time, first-in-right” basis and set forth a process for protecting earlier-registered satellite systems from interference from later-registered satellite systems. To comply with these rules, we must coordinate the operation of our satellites with other satellites. The coordination process may require us to modify our proposed coverage areas, or satellite design or transmission plans, in order to eliminate or minimize interference with other satellites or ground-based facilities. In addition, while the ITU’s rules require later-in-time systems to coordinate their operations with us, we cannot guarantee that other operators will conduct their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that we, or our customers, transmit.

Since MSV’s system became operational in 1996, its spectrum access in North America has been governed by a multi-lateral agreement referred to as the Mexico City Memorandum of Understanding (“Mexico City MoU”) and by bilateral agreements. Five national administrations, the United States, Canada, Mexico, Russia and the United Kingdom, are party to the Mexico City MoU. We operate our satellites under the auspices of the United States and Canada. Accordingly, we must coordinate with operators and their Administrations to operate in the L-band and to reconfigure the L-band. Since 1999, there has been no new, comprehensive, spectrum sharing agreement among all the satellite system operators represented by the five Administrations and we have not completed coordination of our new satellites. Our recent agreement (the “Cooperation Agreement”) with Inmarsat plc (“Inmarsat”), which has been accepted in part by our Administrations, is a significant step to completing the coordination of our new satellites, providing substantial spectrum access, and creating additional flexibility for ancillary terrestrial operations. Additional approvals are required, however, before coordination of the satellite networks, under all phases specified in the Cooperation Agreement, will be complete. At the same time, the agreement with Inmarsat includes certain limitations on our system operations in order to facilitate spectrum reuse by Inmarsat; these limitations may have an adverse impact on the extent that we are technically able to provide certain satellite and terrestrial services and, as a result, the revenues we are able to generate from those services.

Additionally, the initial international frequency coordination of our system was done for narrowband services and air interfaces. Newer broadband services and air interfaces require larger blocks of contiguous spectrum. While some of our L-band spectrum is already in sufficiently large contiguous blocks to permit the offering of such new formats, we are trying to increase the extent to which our spectrum is contiguous. Our recent agreement with Inmarsat is a significant step in the process of rebanding to provide for additional contiguity. We would obtain further, substantial benefit from successful negotiations with the Mexican operator and Administration to further reconfigure the L-band spectrum. In the absence of an arrangement with the Mexican operator and Administration, we may pursue other means of further reconfiguring the L-band spectrum. It is uncertain whether we will be able to successfully complete such negotiations at a reasonable economic and technical price or be able to otherwise reconfigure the L-band spectrum. The failure to reconfigure the L-band into larger blocks of contiguous spectrum will prevent us from maximizing the efficiency and capacity of our next generation integrated network.

Moreover, we cannot guarantee that the ITU will not change its rules in the future in a way that could limit or preclude our use of some or all of our existing or future orbital locations or frequencies.

We may not be able to secure the return of certain spectrum we loaned to Inmarsat.

In 1999 and 2003, and consistent with the Mexico City MoU, MSV and MSV Canada loaned approximately 3 MHz of L-band spectrum to Inmarsat for its temporary use (“Original Loan”). Our December 2007 agreement with Inmarsat resolves a dispute regarding the return of the loaned spectrum, including the possibility of arbitration under certain circumstances. In addition, pursuant to the recent agreement, we are temporarily loaning Inmarsat additional spectrum (“New Loan”). There is no assurance that we will receive the return of the Original Loan and/or New Loan, whether through arbitration or otherwise, and certain provisions of our recent agreement with Inmarsat provides that upon the occurrence of certain events the loaned spectrum would become integrated with the agreed upon band plans for operation and would not be separately subject to return.

Our service may cause or be subject to interference, and we may have to limit our services to avoid harmful interference.

As a satellite provider and ATC system operator, we are required to provide our satellite and ATC service without causing harmful interference to other spectrum users and we must accept some interference from other spectrum users. This requirement may potentially hinder the operation, limit the deployment or add additional cost to our satellite and/or ATC system and may, in certain cases, subject our users to a degradation in service quality. Although we have agreements with certain spectrum users in neighboring spectrum bands and within the L-band to avoid harmful interference, there is no assurance that these agreements will be sufficient or that additional interference issues with other systems will not occur.

The ultimate resolution of pending FCC proceedings could materially affect our ability to develop and offer ATC services and have a material adverse effect on our next generation business plans.

Prior to entering into the Cooperation Agreement in December 2007, Inmarsat challenged two FCC orders that may impact our ability to maximize the efficiency of our ATC in the L-band: the November 2004 Application Approval, which granted MSV’s ATC license, and the February 2005 Order establishing revised rules for ATC. Inmarsat also objected to MSV’s pending 2005 application for a modified ATC license to take advantage of the new ATC rules. Pursuant to the Cooperation Agreement, Inmarsat has filed a motion to withdraw these filings. The FCC granted the motion with respect to the November 2004 Application Approval but has not acted on the motion with respect to the February 2005 Order or granted MSV’s 2005 application for a modified ATC license. If the FCC acts unfavorably to us in these proceedings, it may impede or preclude our ability to deploy and operate our proposed next generation integrated network.

We need additional regulatory approvals before we can operate ATC.

MSV intends to file an application with the FCC to provide authority for additional flexibility for operation of ATC. Inmarsat has agreed to support this application. In addition, MSV will need further regulatory approvals before it can operate ATC, including a blanket license for its user terminals and FCC certification of its user terminals and base stations. Any difficulty in obtaining these approvals may delay the commencement of operation of our new system. MSV Canada does not yet have authority from Industry Canada to operate an ATC in Canada. We cannot provide any assurance if or when we will obtain any of these approvals.

A 2002 decision could be construed to limit a portion of our operations to using no more than 20 MHz of L-band spectrum.

In a 2002 decision, the FCC granted our subsidiary, MSV Sub, a license to use up to 20 MHz of L-band spectrum on MSAT-2. That decision also states that spectrum acquired under a future merger between our corporate predecessor and TMI Communications, which formerly held both the Industry Canada and FCC L-band authorizations associated with the MSAT-1 satellite, would be included within the 20 MHz limit. MSV filed a petition for clarification and partial reconsideration of that decision because MSV had already been established pursuant to an FCC order in 2001 that had authorized MSV to use TMI Communications’ spectrum without imposing such spectrum limitations. Under the most recent SSA developed pursuant to the Mexico City MoU, MSV was assigned less than 20 MHz of L-band spectrum for the United States satellites. We believe that, even if limited to 20 MHz of spectrum on the United States satellites, we would continue to be able to use all of the coordinated spectrum (approximately 30 MHz) on MSV Canada’s satellite and on our integrated network, as well as up to 20 MHz of coordinated spectrum on MSV’s satellite. We cannot be sure how or when the FCC will dispose of MSV’s petition, but subsequent FCC decisions suggest that spectrum licensed to MSV Canada is not included within the 20 MHz limit. If the FCC decides adversely to MSV, our United States licensed L-band satellites (MSAT-2 and MSV-1) could be limited to a maximum of 20 MHz, which could reduce our ability to offer certain new services.

Failure to comply with FCC and Industry Canada rules and regulations could damage our business.

FCC and Industry Canada rules and regulations, and the terms of our satellite authorizations and ATC license from the FCC, require us to meet certain conditions, such as satellite construction and launch milestones, maintenance of satellite coverage of all fifty states, Puerto Rico, and the United States Virgin Islands and the provision of an integrated service offering. Non-compliance by us with these or other conditions, including other FCC or Industry Canada gating criteria, could result in fines, additional license conditions, license revocation, or other adverse FCC or Industry Canada actions.

In a September 2006 decision, the FCC granted MSV authority to slightly exceed the 25% indirect foreign ownership limit specified in the Communications Act. To comply with the amount of indirect foreign ownership approved by the FCC, we must monitor the extent to which our stock is owned or voted by non-U.S. citizens. The foreign ownership restrictions limit our ability to be owned by non-U.S. citizens absent prior FCC approval. Exceeding the amount of foreign ownership approved by the FCC in the September 2006 decision without securing prior approval from the FCC may subject MSV to fines, forfeitures, or revocation of our FCC licenses.

In March 2007, we filed a Petition for Declaratory Ruling with the FCC seeking approval for MSV’s level of indirect foreign ownership. In October 2007, we provided additional information in response to the FCC’s request for further ownership information regarding certain investors. On November 6 and 26, 2007, we amended that filing. On January 25 and 29, 2008, we further amended our filing to provide updated ownership information and to respond to informal staff requests. On January 11, 2008, Harbinger tendered a petition to the FCC seeking expedited action on a declaratory ruling to permit Harbinger to raise their interest in the Company through open market share acquisitions to a level in excess of that previously approved by the FCC. That petition was amended on January 16, 2008, and MSV and the Company joined in the petition in a further amendment submitted on January 17, 2008. On January 29, 2008, Harbinger tendered to the FCC a petition seeking permanent authority to make the level of acquisitions specified in their January 11 petition. On March 7, 2008, the FCC issued an order granting the March 2007 and January 11, 2008 petitions. The grant of those petitions was without prejudice to any enforcement action by the FCC for the Company’s possible non-compliance with the foreign ownership rules prior to the grant. The FCC did not act on Harbinger’s January 29, 2008 request for permanent authority. We cannot predict when the FCC will do so or whether it will grant the request. There is also no assurance that foreign persons or entities have not acquired or will not acquire additional shares in the Company that may result in our exceeding the level of foreign ownership approved by the FCC.

We may not be able to obtain the necessary regulatory consents for transfer of control of the company to Harbinger or for a business combination between SkyTerra and Inmarsat.

On August 22, 2008, pursuant to the Master Agreement with Harbinger and certain of its affiliates, Harbinger and SkyTerra submitted applications to the FCC seeking consent for transfer of control of the company to Harbinger and for a business combination between SkyTerra and Inmarsat. The applications also sought a declaratory ruling approving a range of possible foreign ownership levels associated with Harbinger’s ownership of up to 100% of SkyTerra. On that same day, we submitted a Hart-Scott-Rodino filing with the Department of Justice and the Federal Trade Commission regarding the proposed transactions. The statutory thirty-day waiting period has since expired, and those agencies have elected to take no action regarding the proposed transactions. We will need to submit additional filings and obtain approvals from other regulatory bodies before we can consummate the proposed transactions. There can be no assurance that we will obtain all the necessary regulatory approvals for the proposed transactions. If we do not obtain all the required approvals, we may be unable to achieve our business and financial objectives.

If the supply of available mobile licensed spectrum increases, the value of our spectrum assets may decrease.

The FCC or Industry Canada could allocate large amounts of additional mobile licensed spectrum that could be used to compete with us, or that could decrease the perceived market value of our wireless capacity. The FCC in 2006, for example, auctioned 90 MHz of spectrum in the 1.7/2.1 GHz range. More recently, the FCC auctioned almost all of the available spectrum in the 698-806 MHz band (the “700 MHz Band”). Industry Canada also conducted an auction of PCS and Advanced Wireless Spectrum which concluded in July 2008 and further auctions in Canada are anticipated for the 700 MHz Band as well as the 2.5 GHz band. Additional spectrum auctions may be scheduled in the future in both the United States and Canada. In addition, incremental allocations of spectrum may make it easier for new competitors to enter the market, and could further diminish the value of our spectrum assets.

Technical challenges or regulatory requirements may limit the attractiveness of our spectrum for providing mobile services.

We believe our L-band spectrum with ATC capability will be attractive to potential partners if our spectrum is at least functionally equivalent to PCS/cellular spectrum. The FCC and Industry Canada require us to provide substantial satellite service throughout the United States and Canada. This requirement may limit the availability of some of our spectrum for terrestrial service in some markets at some times. In addition, we must give priority and pre-emptive access to certain other users of the L-band, for example, for safety-related transmissions in the Global Maritime Distress and Safety System and the Aeronautical Mobile Satellite (Route) Service. PCS/cellular spectrum is not constrained by any such requirement. If we are not able to develop technology that allows our partners to use our spectrum in a manner comparable to PCS/cellular operators, we may not be successful in entering into partnership arrangements.

Our ability to offer a primarily fixed service may be limited by the policies of the FCC.

The FCC has permitted MSV to provide fixed services on a non-interference basis, which means that such operations are not permitted to cause interference to various other users of the band and are not permitted to claim protection from such other users. The FCC also has required MSV’s fixed services to be offered on an “incidental or ancillary” basis, conditions which the FCC has not defined in this context.

We may face difficulties in obtaining regulatory approvals for provision of telecommunications services and may face changes in regulation, each of which could adversely affect our operations.

The provision of telecommunications services is highly regulated. We may be required to obtain additional approvals from national and local authorities in connection with the services that we currently provide or may wish to provide in the future, including in connection with services associated with our next generation integrated network. As a provider of communications services in the United States and Canada, we are subject to the regulatory authority of both the United States and Canada. Violations of laws or regulations may result in various sanctions including fines, loss of authorizations and the denial of applications for new authorizations or for the renewal of existing authorizations.

Moreover, we may be required to obtain additional approvals from national and local regulatory authorities in connection with the services that we currently provide or wish to provide in the future. From time to time, governmental entities may impose new conditions on our authorizations which could have an effect on our ability to generate revenue and conduct our current and next generation business as currently planned. Industry Canada has also stated that it intends to establish license fees for ATC operators. If we are required to pay such fees, we may be subject to substantially increased costs. The United States federal government is also currently considering whether to impose spectrum fees on the right to use frequencies for ATC and possibly satellite services. While we believe that adoption of such fees in the United States is not likely, if implemented and extended to the frequencies used by us, use of such frequencies may be subject to substantially increased costs.

Export control and embargo laws may preclude us from obtaining necessary satellites, parts or data or providing certain services in the future.

United States companies and companies located in the United States must comply with United States export control laws in connection with any information, products, or materials that they provide to MSV relating to satellites, associated equipment and data and with the provision of related services. If these entities cannot or do not obtain the necessary export or re-export authorizations from the United States government, we will be required to obtain such authorizations. It is possible that, in the future, we may not be able to obtain and maintain the necessary authorizations, or existing authorizations could be revoked.

If we cannot obtain and maintain the necessary authorizations, this failure could adversely affect our ability to:

•	procure new United States-manufactured satellites;

•	control our existing satellites;

•	acquire launch services;

•	obtain insurance and pursue our rights under insurance policies; or

•	conduct our satellite-related operations.

In addition, if we do not properly manage our internal compliance processes and violate United States export laws, the terms of an export authorization, or embargo laws, the violation could make it more difficult, or even impossible, to maintain or obtain licenses and could result in civil and criminal penalties.

Our contractual relationship with potential partners that may operate ATC facilities in our next generation integrated network must comply with FCC and Industry Canada rules that require ATC to be integrated with the satellite service and require us, as a license holder, to control ATC operations.

We must ensure compliance with the ATC rules of the FCC and Industry Canada. This may require agreements with some partners that provide for a degree of control by MSV and MSV Canada in the operation of their businesses that may be difficult to negotiate.

In addition, the Communications Act and the FCC’s rules require MSV to maintain legal as well as actual control over the spectrum for which it is licensed. Our ability to enter into partnering arrangements may be limited by the requirement that we maintain de facto control of the spectrum for which we are licensed. If MSV is found to have relinquished control without approval from the FCC, we may be subject to fines, forfeitures, or revocation of its licenses.

Rules relating to Canadian ownership and control of MSV Canada are subject to interpretation and change.

MSV Canada is subject to foreign ownership restrictions imposed by the Telecommunications Act (Canada) and the Radiocommunication Act (Canada) and regulations made pursuant to these Acts. Although we believe that MSV Canada is in compliance with the relevant legislation, there can be no assurance that a future determination by Industry Canada or the Canadian Radio-television and Telecommunications Commission, or events beyond its control, will not result in MSV Canada ceasing to comply with the relevant legislation. If such a development were to occur, the ability of MSV Canada to operate as a Canadian carrier under the Telecommunications Act (Canada) or to maintain, renew or secure its Industry Canada authorizations could be jeopardized and our business could be materially adversely affected.

Risks Relating to Our Voting Common Stock Generally

Fluctuations in our operating results could adversely affect the trading price of our Voting Common Stock.

Our operating results may fluctuate as a result of a variety of factors, many of which are outside of our control, including:

•	risks and uncertainties affecting the current and proposed business of MSV and the mobile satellite services industry;

•	increased competition in the mobile satellite services industry; and

•	general economic conditions.

As a result of these possible fluctuations, period-to-period comparisons of our financial results may not be reliable indicators of future performance.

The price of our Voting Common Stock has been volatile.

The market price of our Voting Common Stock has been volatile, and is likely to continue to be. In recent years, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many companies in the technology sector. Future market movements may materially and adversely affect the market price of our Voting Common Stock, particularly in light of the limited liquidity of our Voting Common Stock.

Our Voting Common Stock is quoted on the OTC Bulletin Board, which limits the liquidity and could negatively affect the value of our Voting Common Stock.

Since January 30, 2003, following our delisting from the Nasdaq National Market, price quotations have been available on the OTC Bulletin Board. Delisting from the Nasdaq National Market resulted in a reduction in the liquidity of our Voting Common Stock. This lack of liquidity may also make it more difficult for us to raise additional capital, if necessary, through equity financings. In addition, any employee stock sales resulting from the release of the lockup on the Voting Common Stock received upon exercise of SkyTerra Options could have a significant detrimental impact on SkyTerra’s trading market, price and stability.

We do not intend to pay dividends on shares of our common stock in the foreseeable future.

We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future.

The issuance of preferred stock or additional common stock may adversely affect our stockholders.

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the terms, including voting rights, of those shares without any further vote or action by our common stockholders. The voting and other rights of the holders of our Voting Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Similarly, our board may issue additional shares of our common stock without any further vote or action by our common stockholders, which would have the effect of diluting common stockholders. An issuance could occur in the context of another public or private offering of shares of common stock or preferred stock or in a situation where the common stock or preferred stock is used to acquire the assets or stock of another company. The issuance of common stock or preferred stock, while providing desirable flexibility in connection with possible acquisitions, investments and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control.

Anti-takeover provisions could make a third-party acquisition of our company difficult.

We are a Delaware corporation. The Delaware General Corporation Law contains provisions that could make it more difficult for a third party to acquire control of our company. In addition, the holders of any preferred stock we may issue many certain rights which could prevent or impair the ability of a third party to acquire control of the company.

Shares eligible for future sale could cause the price of our Voting Common Stock to decline.

The market price of our Voting Common Stock could decline as a result of future sales of substantial amounts of our common stock, or the perception that such sales could occur. In connection with the closing of the Exchange Transactions in September 2006 and the BCE exchange transaction in January 2007, we issued in excess of 41.4 million shares of our common stock which are covered by effective registration statements. The sale of such shares could have an adverse impact on our stock price. Furthermore, certain of the Harbinger entities have the right to require us to register certain shares of common stock that they hold as well as the shares of Voting Common Stock underlying the Series 1-A and 2-A warrants to facilitate their sale of shares in the public market. The Series 1-A and Series 2-A warrants are exercisable at any time and expire on June 4, 2009. The Series 1-A warrants are exercisable for 652,711 shares of our Voting Common Stock. The number of shares issuable upon exercise of the Series 1-A warrants and the exercise price is dependent on the trading price of the SkyTerra’s trading price and will begin decreasing on a sliding scale if SkyTerra’s trading price exceeds $40.00 per share down to a minimum of 316,754 shares at $0.10 per share if SkyTerra’s trading price equal or exceeds $70.00 per share. The Series 2-A warrants are exercisable for a maximum of 2,560,182 shares of our Voting Common Stock. Additionally, in connection with the $150 million of notes MSV issued to Harbinger in January 2008, we issued ten year warrants to purchase 9,144,038 shares of our common stock, with an exercise price of $10 per share.

In connection with the Inmarsat combination, in July 2008, we agreed to issue to Harbinger warrants to purchase up to an aggregate of 25 million shares of our common stock, upon the first two issuances of the Additional Harbinger Notes (warrants for 7.5 million shares of common stock on January 6, 2009 and 17.5 million shares of common stock on April 1, 2009) at an exercise price of $0.01 per share of common stock. Also, pursuant to a stock purchase agreement between SkyTerra and Harbinger, dated July 24, 2008 (the “Stock Purchase Agreement”) we entered into concurrently with the Master Agreement, Harbinger will be entitled to purchase new shares of our Voting Common Stock for up to $2.4 billion in cash, or such greater amount as Harbinger may determine, and the proceeds will be used by us to pay a portion of the cash purchase price in the offer described in the Master Agreement by us to acquire all issued and to be issued shares of Inmarsat not owned by Harbinger (the “Inmarsat Offer”). Harbinger may only complete the purchase of the shares pursuant to the Stock Purchase Agreement if the definitive Inmarsat Offer is successful. The per share purchase price for the newly issued shares will be $10.00 per share subject to an adjustment ratchet relating to the successful Inmarsat Offer price paid for each Inmarsat share. In addition, under the Master Agreement, our shareholders other than Harbinger are entitled to participate in the equity financing for the Inmarsat Offer through a rights offering of our Voting Common Stock up to $100 million. If we decline to proceed with the Inmarsat Offer, we will be required to reimburse Harbinger’s expenses incurred in connection with the transaction and will be required to commence a rights offering, pursuant to which our shareholders will have the right to subscribe for 250 million shares of our Voting Common Stock at a subscription price of $4.00 per share (the “No Deal Rights Offering”). The No Deal Rights Offering will be open to Harbinger with respect to the right to purchase 50 million shares of Voting Common Stock, and to all holders of our common stock, warrants and options (including shares and warrants owned by Harbinger) with respect to the right to purchase 200 million shares of Voting Common Stock, with such rights allocated pro rata based on the number of shares of common stock, warrants and options held by such holders as of the date Harbinger notifies our Board of proposed definitive Inmarsat Offer terms. Three days after the successful conclusion of the Inmarsat Offer, we will pay a sponsor fee of $26.41 million to Harbinger through the issuance of 2.641 million new shares of our Voting Common Stock. The Harbinger stockholders also have the right to require us to register the shares of common stock underlying the Harbinger warrants to facilitate their sale of shares in the public market. The future sale of substantial amounts of our common stock pursuant to any such registration statements could have an adverse impact on our stock price.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, have created some uncertainty for companies such as ours. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from assisting MSV in revenue-generating activities to compliance activities, which could harm our business prospects.

Harbinger and its affiliates beneficially own a significant portion of our outstanding shares of Voting Common Stock and a significant portion of our outstanding shares of Non-Voting Common Stock. Harbinger and its affiliates can take actions that may be adverse to the interests of other investors.

As of October 30, 2008, Harbinger and its affiliates collectively owned an aggregate of 23,452,480 shares of our Voting Common Stock, representing approximately 48.8% of our outstanding Voting Common Stock. In addition, as of October 30, 2008, Harbinger had the right to acquire (i) an additional 442,825 shares of Voting Common Stock, which shares are being held in escrow pursuant to the terms of Harbinger’s agreement with Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/RRRR LLC, AP/RM Acquisition LLC and ST/RRRR LLC, and (ii) an aggregate of approximately 12.5 million shares of Voting Common Stock upon exercise of warrants. Harbinger and its affiliates also beneficially own an aggregate of 29,946,362 shares of our Non-Voting Common Stock, representing approximately 49.9% of our outstanding Non-Voting Common Stock. Pursuant to the Master Agreement, Harbinger may acquire a significant number of shares of our common stock if our combination with Inmarsat is successful in order to fund such combination, or if the combination is not successful, pursuant to a shareholder rights offering. In addition, Motient Ventures Holdings, Inc. sold 7,906,737 shares of our Non-Voting Common Stock to Harbinger on September 12, 2008 and September 16, 2008, which are being held by a collateral agent pursuant to a pledge agreement pending the grant by the FCC of Harbinger’s pending application to acquire control of the Company. As of October 30, 2008, the shares held by the collateral agent represented 13.2% of the outstanding shares of our Non-Voting Common Stock.

The significant concentration of ownership of our common stock by Harbinger and its affiliates may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Harbinger and its affiliates have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors, amendment of our certificate of incorporation, and any proposed merger, consolidation or sale of all or substantially all of our assets. If the proposed business combination of SkyTerra and Inmarsat is completed, it is expected that Harbinger would own an excess of 85% of the outstanding Voting Common Stock of the combined entity. In light of the foregoing, Harbinger can significantly influence the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to investors. There can be no assurance that the interests of Harbinger are aligned with other holders of our common stock.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from any sales pursuant to this prospectus. We will not receive any of the proceeds, but we will incur expenses in connection with the offering.

SELLING STOCKHOLDERS

The following table sets forth information as of October 31, 2008 regarding beneficial ownership of our Voting Common Stock by the selling stockholders. “Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act, and includes more than the typical form of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment power. For purposes of the table below, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date that such person has the right to acquire within 60 days after such date. We have prepared the following table based on information given to us by, or on behalf of, the selling stockholders on or before October 31, 2008. We have not independently verified this information.

Other than as disclosed in this prospectus under the section entitled “The Company” or in the documents incorporated herein by reference, the selling stockholders have not, nor within the past three years have not had, any position, office or other material relationship outside the ordinary course of business with us or, insofar as we are aware, any of our predecessors or affiliates. Registration of the Voting Common Stock does not mean that it will be offered or sold through this prospectus or otherwise. Because the selling stockholders may offer all or some portion of the shares pursuant to this prospectus, no estimate can be given as to the amount of the shares that will be held by the selling stockholders upon termination of this offering.

In addition, a selling stockholder may have sold, transferred or otherwise disposed of all or a portion of its shares since the date on which it provided the information to us for inclusion in the following table. To the extent that this prospectus is used by a selling stockholder to sell any shares of our Voting Common Stock, additional information with respect to such selling stockholder and the plan of distribution may be contained in a supplement to this prospectus. A selling stockholder may include the permitted pledgees, donees, transferees or other successors in interest, if any, of such selling stockholder after the date of this prospectus.

	Shares of Voting Common Stock Beneficially Owned Prior to the Offering (1)		Shares of Voting Common Stock Offered Hereby	Shares of Voting Common Stock Beneficially Owned After the Offering (1)(2)
Selling Stockholder	Number	Percentage	Number	Number	Percentage
Boeing Satellite Systems Inc. (3)	626,002	1.3%	626,002	0	—
Gordel Holdings Limited (4)(5)	43,307	*	18,468	24,839	*
GPC LVII, LLC (4)(5)	47,223	*	31,417	15,806	*
OZ Global Special Investments Master Fund, L.P. (4)(5)	87,572	*	73,741	13,831	*
OZ Master Fund, Ltd. (4)(5)	2,072,121	4.3%	867,162	1,204,959	2.5%
OZ Select Master Fund, Ltd. (4)(5)	9,212	*	9,212	0	—
George Haywood IRA Rollover Account Ridge Clearing Cust (5)(6)	598,900	1.2%	200,000	398,900	*
Grandview LLC (5)(7)	506,820	1.1%	350,000	156,820	*
Sola Ltd (5)(8)	4,250,000	8.8%	4,250,000	0	—
Solus Core Opportunities Master Fund Ltd (5)(8)	500,000	1.0%	500,000	0	—

*	Less than 1%.
(1)	Percentage of class based on 48,086,578 shares of Voting Common Stock outstanding as of October 31, 2008. Excludes 59,958,499 shares of Non-Voting Common Stock of the Company outstanding on such date, of which the selling stockholders have informed us they own none.
(2)	Assumes that the selling stockholder disposes of all the shares of Voting Common Stock covered by this prospectus and does not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean that the selling stockholder will sell all or any portion of the shares covered by this prospectus.

(3)	Address is Box 92919, MC W-s50 X382, Los Angeles, California 90009. Boeing Satellite Systems Inc. (“BSS”) is a wholly-owned subsidiary of The Boeing Company (“TBC”). The shares held by BSS may be deemed to be beneficially owned by TBC. TBC hereby disclaims any beneficial ownership of any shares over which BSS has voting and dispositive power.

On August 1, 2008, SkyTerra’s subsidiary, MSV, agreed to amend and restate a fixed price satellite contract (the “Contract”) with BSS originally dated January 9, 2006. Pursuant to the amended and restated Contract, on August 18, 2008, SkyTerra issued to BSS a warrant (the “Warrant”) exercisable for 626,002 shares of Voting Common Stock with an exercise price of $10 per share, subject to certain anti-dilution adjustments, an exercise period of 10 years and vesting on a proportional basis consistent with the drawdown against the additional deferral amounts. On August 18, 2008, SkyTerra entered into a Registration Rights Agreement with BSS (the “Registration Rights Agreement”) with respect to the shares of Voting Common Stock to be issued pursuant to the Warrant, pursuant to which the registration statement of which this prospectus forms a part has been filed with the SEC. For additional information regarding the amended and restated Contract, please see our Current Report on Form 8-K filed with the SEC on July 7, 2008, which is incorporated by reference herein.

(4)	Address is c/o OZ Management LP, 9 West 57th Street, 13th Floor, New York, New York 10019.

Daniel S. Och as Chief Executive Officer of Och-Ziff Holding Corporation, the General Partner of OZ Management LP, the Investment Manager of Gordel Holdings Limited may be deemed to have investment and/or voting control of the shares. His address is 9 West 57th Street, 39th floor, New York, NY 10019.

Daniel S. Och as Chief Executive Officer of Och-Ziff Holding Corporation, the General Partner of OZ Management LP, the Investment Manager of OZ Master Fund, Ltd., may be deemed to have investment and/or voting control of the shares. His address is 9 West 57th Street, 39th floor, New York, NY 10019.

Daniel S. Och as Chief Executive Officer of Och-Ziff Holding Corporation, the General Partner of OZ Management LP, the Investment Manager of OZ Select Master Fund, Ltd., may be deemed to have investment and/or voting control of the shares. His address is 9 West 57th Street, 39th floor, New York, NY 10019.

Daniel S. Och as Chief Executive Officer of Och-Ziff Holding Corporation, the General Partner of OZ Management LP, the Investment Manager of GPC LVII, LLC may be deemed to have investment and/or voting control of the shares. His address is 9 West 57th Street, 39th floor, New York, NY 10019.

Daniel S. Och as Chief Executive Officer of Och-Ziff Holding LLC, the General Partner of OZ Advisors II, LP, the General Partner of OZ Global Special Investments Master Fund, Ltd., may be deemed to have investment and/or voting control of the shares. His address is 9 West 57th Street, 39th floor, New York, NY 10019.

(5)	On September 12, 2008, we entered into an Agreement for Transfer and Exchange with TerreStar (the “TerreStar Agreement”) in which we waived TerreStar’s obligation contained in the Exchange Agreement among us, TerreStar and Motient Ventures Holding Inc., dated May 6, 2006, to use its commercially reasonable efforts to distribute 29,926,074 shares of Non-Voting Common Stock (the “SkyTerra Shares”) to TerreStar’s stockholders. TerreStar promptly disposed of the SkyTerra Shares. Pursuant to the TerreStar Agreement, we entered into letter agreements with each of the TerreStar’s transferees, including the selling stockholder, that provide for the exchange of such person’s SkyTerra Shares for shares of Voting Common Stock on a one-for-one basis, which occurred on September 16, 2008, and for the registration of such shares for resale with the SEC, pursuant to which the registration statement of which this prospectus forms a part has been filed with the SEC. For additional information regarding the TerreStar Agreement, please see our Current Report on Form 8-K filed with the SEC on September 17, 2008, which is incorporated by reference herein.
(6)	Address is 3023 Q St. NW, Washington DC, 20007.
(7)

Address is c/o Millennium Management LLC, 666 Fifth Avenue, 8th Floor, New York, New York 10103. Includes 156,820 shares of Voting Common Stock held by Millenco LLC, an affiliate of the selling stockholder. The selling stockholder has identified itself to us as an affiliate of a broker-dealer, and has informed us that it did not receive any shares of Voting Common Stock other than in the ordinary course of business, and, at the time of its purchase of the Voting Common Stock, it did not have any arrangements or understandings, directly or indirectly, with any person to distribute the shares of Voting Common Stock.

(8)	Address is c/o Solus Alternative Asset Management LP, 430 Park Ave., 9th Floor, New York, New York 10022.

PLAN OF DISTRIBUTION

We are registering shares of our Voting Common Stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholder” includes donees, transferees, pledgees and other successors in interest that receive such shares as a gift, pledge, partnership distribution or other non-sale transfer from a selling stockholder after the date of this prospectus. We will pay for all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay for all selling discounts and commissions, if any, as well as fees and expenses of any counsel employed by them. The selling stockholders may offer and sell all or a portion of their shares from time to time in one or more of the following types of transactions (including block transactions):

•	on any national exchange on which the shares may be listed or any automatic quotation system through which the shares may be quoted,

•	in the over-the-counter market,

•	in privately negotiated transactions,

•	through put and call transactions,

•	through short sales and redelivery of the shares to close out such short positions,

•	by pledge to secure debts and other obligations,

•	to cover hedging transactions,

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus,

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers,

•	through the issuance of derivative securities, including warrants, exchangeable securities, forward delivery contracts and the writing of options,

•	underwritten offerings (which the Company has no obligation to undertake or participate in),

•	a combination of such methods of sale, and

•	any other legally available means.

The selling stockholders may sell its shares at prevailing market prices or at privately negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our Voting Common Stock on the OTC Bulletin Board or any other exchange or market. The selling stockholders may use brokers, dealers or agents to sell its shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom the selling stockholders may act as agent, or to whom the selling stockholders may sell as a principal, or both.

The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters in an underwritten offering (which the Company has no obligation to undertake or participate in), on a firm commitment or best-efforts basis. The selling stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to these broker-dealers or other financial institutions of shares, which such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction). The selling stockholders may also engage in short sales of shares and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered pursuant to this prospectus may be used to cover the short sales.

In order to comply with the securities laws of most states, if applicable, the shares of Voting Common Stock may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of Voting Common Stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. Regulation M’s prohibition on purchases may include purchases to cover short positions by the selling stockholders, and a selling stockholder’s failure to cover a short position at a lender’s request and subsequent purchases by the lender in the open market of shares to cover such short positions, may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M. All of the above may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

Grandview LLC has identified itself to us as an affiliate of a broker-dealer, and has informed us that it did not receive any shares of Voting Common Stock other than in the ordinary course of business, and, at the time of its purchase of the Voting Common Stock, it did not have any arrangements or understandings, directly or indirectly, with any person to distribute the shares of Voting Common Stock.

We are also not aware that any of the selling stockholders who have not identified themselves to us as affiliates of broker-dealers have entered into any agreements, understandings or arrangements with any broker-dealers regarding the sale of any of their shares of Voting Common Stock. Nor are we aware that there is an underwriter or coordinating broker acting in connection with the proposed sale of shares of Voting Common Stock by the selling stockholders.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided such transactions meets the criteria and conforms to the requirements of that rule, or pursuant to other available exemptions from the registration requirements of the Securities Act.

Following notification by the selling stockholders that they have entered into any material arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of the selling stockholders and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which these shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other facts material to the transactions.

The selling stockholders have agreed to indemnify us, our officers and trustees and each person who controls (within the meaning of the Securities Act) or is controlled by us, against any losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering with respect to written information furnished to us by the selling stockholders. Pursuant to registration rights agreements with BSS and the other selling stockholders, we have agreed to indemnify the selling stockholders against certain liabilities under the Securities Act.

BSS has agreed not to offer or sell any shares of our equity securities or securities convertible into or exchangeable or exercisable for such securities during the seven days prior to and the 90-day period beginning on the effective date of any underwritten registered public offering by us or our filing of a prospectus supplement to any effective shelf registration statement without the prior written consent of the managing underwriter for such offering.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, is acting as our counsel in connection with this registration statement.

EXPERTS

The consolidated financial statements of SkyTerra Communications, Inc. appearing in SkyTerra Communications Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion of the offering shall be deemed incorporated by reference into this prospectus from the date of filing of those documents (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K). We incorporate by reference the documents listed below, which have been filed with the SEC, into this prospectus provided, however, that we are not incorporating any information (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K unless otherwise indicated therein:

•	Our Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 28, 2008, as amended by Form 10-K/A, which was filed with the SEC on April 29, 2008;

•

Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2008, which was filed with the SEC on May 6, 2008, June 30, 2008, which was filed with the SEC on August 5, 2008, and September 30, 2008, which was filed with the SEC on November 10, 2008;

•	Our Current Reports on Form 8-K filed with the SEC on January 9, 2008, April 9, 2008, July 7, 2008, July 25, 2008, August 6, 2008, August 25, 2008, September 17, 2008 and September 18, 2008; and

•	Our Current Report on Form 8-K filed with the SEC on October 18, 2006, which includes a description of our capital stock.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this document is a part, on Form S-3 with the SEC relating to the shares of Voting Common Stock to be sold by the selling stockholders. This document does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References herein to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, including the documents incorporated by reference herein, the related exhibits and other material we may file with the SEC, at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

Alternately, you may request a copy of these filings, at no cost, by writing or telephoning us at SkyTerra Communications, Inc., Attention: Office of the General Counsel, 10802 Parkridge Boulevard, Reston, VA 20191, Phone: (703) 390-1899.

PROSPECTUS

SkyTerra Communications, Inc.

6,926,002 Shares

Voting Common Stock

November     , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The estimated expenses in connection with this offering to be paid by us are as follows:

SEC registration fee	$825
Legal fees and expenses	$50,000
Accounting fees and expenses	$10,000
Printing expenses	$20,000
Miscellaneous	$5,000

Total	$85,825

Item 15.	Indemnification of Officers and Directors.

The Company’s restated certificate of incorporation, referred to herein as the “certificate of incorporation,” contains a provision which provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director except for liabilities:

(i) for any breach of the director’s duty of loyalty;

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(iii) for an unlawful dividend payment or an unlawful repurchase or redemption of stock under Section 174 of the Delaware General Corporation Law; or

(iv) for any transaction from which the director derived an improper personal benefit.

The Company’s certificate of incorporation provides that the Company may indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amount paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The Company’s certificate of incorporation provides that the Company may indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application, that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the court of chancery or such other court shall deem proper.

To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the Company’s certificate of incorporation provides that he will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under the provisions of the Company’s certificate of incorporation (unless ordered by a court) will be made by the Company upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

The Company’s certificate of incorporation provides that the Company may pay expenses incurred by defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding in the manner provided herein upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company.

The Company’s certificate of incorporation provides that the indemnification and advancement of expenses will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

The Company’s certificate of incorporation provides that the indemnification and advancement of expenses provided therein will not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or of any disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

The Company’s certificate of incorporation provides that the Company may purchase and maintain insurance on behalf of any person who is or was serving the Company in any capacity referred to above against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of its certificate of incorporation.

The Company’s amended and restated by-laws, referred to herein as the “by-laws,” provide that the Company will indemnify any director and any officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, quasi-administrative or investigative, other than an action by or in the right of the Company, referred to herein as a “Third Party Proceeding,” by reason of the fact that he or she was or is a director or officer, employee or agent of the Company, acting solely in such capacity, or a person serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, committee or other enterprise 50% or more of whose voting stock or equitable interest shall be owned by this Company, each referred to herein as an “Authorized Representative, against his or her expenses and liabilities (including attorneys’ fees), actually and reasonably incurred by him or her in connection with the Third Party Proceeding if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the Company and, with respect to any Third Party Proceeding involving potential criminal liability, referred to herein as a “Criminal Third Party Proceeding,” had no reasonable cause to believe his or her conduct was unlawful or in violation of applicable rules. The termination of any Third Party Proceeding by judgment, order, settlement, consent filing of a criminal complaint or information, indictment, conviction or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any Criminal Third Party Proceeding, had reasonable cause to believe that his or her conduct was unlawful.

The Company’s by-laws provide that the Company will indemnify any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by the Company to produce a judgment in favor of its shareholders, or any threatened, pending or completed action or suit in the right of the Company by its stockholders to procure a judgment in favor of the Company, referred to herein as a “Derivative Action,” by reason of the fact that the director or officer was or is an Authorized Representative of the Company, against his or her expenses (including attorneys’ fees) actually and reasonably incurred by the director or officer in the action if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the Company; except that no indemnification will be made in respect of any claim, issue or matter as to which he or she has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company unless and only to the extent that the court of common pleas, or other similarly constituted state court, located in the county where the registered office of the Company is located or the court in which such Derivative Action is or was pending, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, he or she is fairly and reasonably entitled to indemnify for expenses which the court deems proper.

An Authorized Representative of the Company (other than a director or officer of the Company) may be indemnified by the Company or have his or her expenses advanced in accordance with the procedures described below. To the extent that an Authorized Representative of the Company has been successful on the merits or otherwise in defense of any Third Party Proceeding or Derivative Action or in defense of any claim, issue or matter therein, the Authorized Representative will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Indemnification under the provisions of the Company’s by-laws described above (unless ordered by a court, in which case the expenses, including attorneys’ fees of the Authorized Representative in enforcing indemnification will be added to and included in the final judgment against the Company) will be made by the Company only as authorized in the specific case upon a determination that the indemnification of the Authorized Representative is required or proper in the circumstances because he or she has met the applicable standard of conduct set forth above or has been successful on the merits or as otherwise in defense of any Third Party Proceeding or Derivative Action and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

(i) By the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors of the Company who are not parties or have no economic or other collateral personal benefit relating to a Third Party Proceeding or Derivative Action, referred to here in as “Disinterested Directors;” or

(ii) If a quorum is not obtainable or, even if obtainable, a majority vote of a quorum of Disinterested Directors so directs, by independent legal counsel in a written opinion.

The Company’s by-laws provide that expenses incurred in defending a Third Party Proceeding or Derivative Action will be paid on behalf of a director or officer, and may be paid on behalf of any Authorized Representative, by the Company in advance of the final disposition of the action as authorized in the manner provided above (except that the person(s) making the determination thereunder need not make a determination on whether the applicable standard of conduct has been met unless a judicial determination has been made with respect thereto, or the person seeking indemnification has conceded that he or she has not met such standard) upon receipt of an undertaking by or on behalf of the Authorized Representative to repay the amount to be advanced unless it shall ultimately be determined that the Authorized Representative is entitled to be indemnified by the Company as required in the Company’s by-laws or authorized by law. The financial ability of any Authorized Representative to make repayment will not be a prerequisite to making of an advance.

The Company’s by-laws provide the Company may purchase and maintain insurance on behalf of any person who is or was an Authorized Representative against any expenses and liabilities asserted against him or her and incurred by him or her in any such capacity, whether or not the Company would have the power to indemnify him or her against such expenses and liabilities under the provisions of the Company’s by-laws.

The indemnification provided by the Company’s by-laws is not deemed to be exclusive of any other right to which a person seeking indemnification may be entitled under any statute, agreement, vote of Disinterested Directors, or otherwise, regardless of whether the event giving rise to indemnification occurred before or after the effectiveness thereof, both as to action taken in another capacity while holding his or her office or position, and will continue as to a person who has ceased to be an Authorized Representative of the Company and will inure to the benefit of his or her heirs and personal representatives.

Item 16.	List of Exhibits.

Exhibit Number	Description
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the Voting Common Stock being registered

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

24.1	Power of Attorney

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby further undertakes that:

(1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in “Item 15—Indemnification of Directors and Officers” above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, State of Virginia on November 19, 2008.

SKYTERRA COMMUNICATIONS, INC.

By:	/s/ Randy Segal
Randy Segal
Senior Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

*	Chief Executive Officer and President	November 19, 2008
Alexander H. Good	(Principal Executive Officer)

*	Executive Vice President and	November 19, 2008
Scott MacLeod	Chief Financial Officer (Principal Financial Officer)

*	Vice President and Corporate Controller	November 19, 2008
James A. Wiseman	(Principal Accounting Officer)

*	Director	November 19, 2008
Jose A. Cecin, Jr.

*	Director	November 19, 2008
Paul S. Latchford, Jr.

*	Director	November 19, 2008
Jeffrey M. Killeen

*	Director	November 19, 2008
William F. Stasior

*	Director	November 19, 2008
Michael D. Weiner

*By:	/s/ Randy Segal
Randy Segal Attorney-in-fact

Exhibit Index

Exhibit Number	Description
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the Voting Common Stock being registered*

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm*

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP*

24.1	Power of Attorney*

*	Previously filed.